UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date March 31, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2020 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) announces the audited consolidated results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards (“IFRSs”) for the year ended 31 December 2020 (the “Year”) with comparative figures for the year 2019.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRSs

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December 2020

	Notes	2020 RMB million	2019 RMB million

Revenue	5	58,727	120,986
Other operating income and gains	6	5,698	7,202

Operating expenses
Aircraft fuel		(13,840)	(34,191)
Take-off and landing charges		(9,331)	(16,457)
Depreciation and amortisation		(22,255)	(22,080)
Wages, salaries and benefits		(20,827)	(24,152)
Aircraft maintenance		(3,451)	(3,380)
Food and beverages		(1,589)	(3,667)
Low value and short-term lease rentals		(358)	(631)
Selling and marketing expenses		(1,570)	(4,134)
Civil aviation development fund		—	(1,831)
Ground services and other expenses		(872)	(2,476)
Impairment charges		(184)	(4)
Impairment losses on financial assets, net		(32)	(16)
Fair value changes of financial asset at fair value through profit or loss		(26)	25
Indirect operating expenses		(3,930)	(5,113)

Total operating expenses		(78,265)	(118,107)

		2020	2019
	Notes	RMB million	RMB million
Operating (loss)/profit		(13,840)	10,081
Share of results of associates		(82)	265
Share of results of joint ventures		(13)	17
Finance income	7	2,660	96
Finance costs	8	(5,213)	(6,160)

(Loss)/profit before income tax		(16,488)	4,299
Income tax credit/(expense)	9	3,927	(819)

(Loss)/profit for the year		(12,561)	3,480

(Loss)/profit attributable to:
Equity holders of the Company		(11,836)	3,192
Non-controlling interests		(725)	288

		(12,561)	3,480

(Loss)/earnings per share attributable to the equity holders of the Company
— Basic and diluted (RMB)	10	(0.72)	0.21

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		158	(110)

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		158	(110)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		(209)	16
Share of other comprehensive income of an associate, net of tax		2	7
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		(61)	40

	2020	2019
	RMB million	RMB million
Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods	(268)	63

Other comprehensive income for the year, net of tax	(110)	(47)

Total comprehensive income for the year	(12,671)	3,433

Total comprehensive income attributable to:
Equity holders of the Company	(11,940)	3,141
Non-controlling interests	(731)	292

	(12,671)	3,433

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2020

		2020	2019
	Notes	RMB million	RMB million
Non-current assets
Property, plant and equipment		101,043	99,437
Investment properties		166	653
Right-of-use assets		118,210	128,704
Intangible assets		11,718	11,698
Advanced payments on acquisition of aircraft		17,240	16,222
Investments in associates		1,793	1,977
Investments in joint ventures		594	627
Equity investments designated at fair value through other comprehensive income		995	1,274
Derivative financial instruments		37	27
Other non-current assets		5,345	3,970
Deferred tax assets		5,011	853

		262,152	265,442

Current assets
Flight equipment spare parts		2,054	2,407
Trade receivables	11	1,124	1,717
Financial asset at fair value through profit or loss		95	121
Prepayments and other receivables		11,198	14,093
Derivative financial instruments		362	43
Restricted bank deposits		12	6
Cash and cash equivalents		7,651	1,350
Assets classified as held for sale		2	6

		22,498	19,743

Current liabilities
Trade and bills payables	12	3,220	3,877
Contract liabilities		3,671	10,178
Other payables and accruals		21,619	22,602
Current portion of lease liabilities		14,073	15,590
Current portion of borrowings		57,150	25,233
Income tax payable		48	351
Current portion of provision for lease return costs for aircraft and engines		24	519
Derivative financial instruments		3	13

		99,808	78,363

Net current liabilities		(77,310)	(58,620)

Total assets less current liabilities		184,842	206,822

	2020	2019
	RMB million	RMB million
Non-current liabilities
Lease liabilities	82,178	94,685
Borrowings	30,745	26,604
Provision for lease return costs for aircraft and engines	6,966	6,659
Contract liabilities	1,320	1,499
Derivative financial instruments	138	10
Post-retirement benefit obligations	2,373	2,419
Other long-term liabilities	1,955	2,278
Deferred tax liabilities	13	22

	125,688	134,176

Net assets	59,154	72,646

Equity
Equity attributable to the equity holders of the Company
— Share capital	16,379	16,379
— Reserves	39,870	52,629

	56,249	69,008

Non-controlling interests	2,905	3,638

Total equity	59,154	72,646

1	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

2	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

As at 31 December 2020, the Group’s current liabilities exceeded its current assets by approximately RMB77.31 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	Unutilised banking facilities of approximately RMB33.67 billion as at 31 December 2020;

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history; and

•	The Group’s expected net cash inflows from operating activities in 2021.

The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Group fail to continue as a going concern.

3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the Conceptual Framework for Financial Reporting 2018 and the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9
IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	Covid-19-Related Rent Concessions (early adopted)
Amendments to IAS 1 and IAS 8	Definition of Material

4	OPERATING SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies is set out in Note 4(c) below.

The segment results for the year ended 31 December 2020 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue

Reportable segment revenue from external customers	58,337	302	—	—	58,639
Intersegment sales	—	1,499	(1,499)	—	—

Reportable segment revenue	58,337	1,801	(1,499)	—	58,639

Reportable segment profit before income tax	(17,062)	684	—	(103)	(16,481)

Other segment information

Depreciation and amortisation	21,965	283	—	—	22,248
Impairment charges/impairment losses on financial assets, net**	215	1	—	—	216
Interest income	178	1	(13)	—	166
Interest expense	5,212	15	(13)	—	5,214
Capital expenditure	17,778	639	—	—	18,417

The segment results for the year ended 31 December 2019 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue

Reportable segment revenue from external customers	119,240	1,620	—	—	120,860
Intersegment sales	—	2,052	(2,052)	—	—

Reportable segment revenue	119,240	3,672	(2,052)	—	120,860

Reportable segment profit before income tax	2,745	1,164	—	393	4,302

Other segment information

Depreciation and amortisation	21,816	261	—	—	22,077
Impairment charges/impairment losses on financial assets, net**	20	—	—	—	20
Interest income	108	1	(13)	—	96
Interest expense	5,152	30	(13)	—	5,169
Capital expenditure	42,853	303	—	—	43,156

The segment assets and liabilities as at 31 December 2020 and 31 December 2019 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 31 December 2020
Reportable segment assets	275,028	5,510	(1,736)	3,606	282,408
Reportable segment liabilities	224,862	2,228	(1,736)	142	225,496

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 31 December 2019
Reportable segment assets	274,578	6,225	(1,943)	4,076	282,936
Reportable segment liabilities	211,035	3,146	(1,943)	301	212,539

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and a financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value change of a financial asset at fair value through profit or loss and dividend income relating to equity investments.

**	It included impairment loss on property, plant and equipment of RMB31 million.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)

Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed.

	2020 RMB million	2019 RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	45,479	80,058
International	12,759	37,082
Regional (Hong Kong, Macau and Taiwan)	489	3,846

	58,727	120,986

3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenues, (loss)/profit and assets to the consolidated figures as reported in the consolidated financial statements:

	Note	2020 RMB million	2019 RMB million
Revenue
Reportable segment revenue		58,639	120,860
— Reclassification of taxes relating to the expired tickets	(i)	88	126

Consolidated revenue		58,727	120,986

	Note	2020 RMB million	2019 RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit		(16,481)	4,302
— Differences in depreciation charges for aircraft and engines due to differentdepreciation lives	(ii)	(7)	(3)

Consolidated (loss)/profit before income tax		(16,488)	4,299

	Notes	2020 RMB million	2019 RMB million
Assets
Reportable segment assets		282,408	282,936
— Differences in depreciation charges for aircraft and engines dueto different depreciation lives	(ii)	—	7
— Difference in intangible asset arising from the acquisition of ShanghaiAirlines	(iii)	2,242	2,242

Consolidated assets		284,650	285,185

Notes:

(i)	The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.
(ii)

The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.

(iii)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

5	REVENUE

An analysis of revenue is as follows:

	2020 RMB million	2019 RMB million
Revenue from contracts with customers	58,470	120,796
Revenue from other sources
Rental income	257	190

	58,727	120,986

Revenue from Contracts with customers

Disaggregated revenue information

For the year ended 31 December 2020

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Types of goods or services
Traffic revenues
— Passenger	49,215	—	49,215
— Cargo and mail	4,895	—	4,895
Tour operations income	—	14	14
Ground service income	818	—	818
Commission income	2,206	—	2,206
Others	1,034	288	1,322

Total revenue from contracts with customers	58,168	302	58,470

For the year ended 31 December 2019

Segments	Airline transportation operations	Other operations	Total
	RMB million	RMB million	RMB million
Types of goods or services
Traffic revenues
— Passenger	110,416	—	110,416
— Cargo and mail	3,826	—	3,826
Tour operations income	—	878	878
Ground service income	1,180	—	1,180
Commission income	2,485	—	2,485
Others	1,269	742	2,011

Total revenue from contracts with customers	119,176	1,620	120,796

6	OTHER OPERATING INCOME AND GAINS

	2020 RMB million	2019 RMB million
Co-operation routes income (note (a))	3,650	5,436
Routes subsidy income (note (b))	372	353
Other subsidy income (note (c))	1,326	535
Gain on disposal of items of property, plant and equipment	55	40
Dividend income from a financial asset at fair value through profit or loss	6	3
Dividend income from equity investments designated at fair value through other comprehensive income	12	19
Compensation from ticket sales agents	53	331
Gain on disposal of a subsidiary	—	64
Others	224	421

	5,698	7,202

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.
(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.
(d)	There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the years ended 31 December 2020 and 2019.

7	FINANCE INCOME

	2020 RMB million	2019 RMB million
Interest income	166	96
Foreign exchange gains, net (Note 8 (b))	2,494	—

	2,660	96

8	FINANCE COSTS

	2020 RMB million	2019 RMB million
Interest on bank borrowings	1,112	1,149
Interest relating to lease liabilities	3,655	3,894
Interest relating to post-retirement benefit obligations	85	92
Interest relating to provision for lease return costs for aircraft and engines	283	270
Interest on bonds and debentures	632	520
Interest relating to interest rate swap contracts	4	(68)
Less: amounts capitalised into advanced payments on acquisition of aircraft (note (a))	(558)	(687)

	5,213	5,170
Foreign exchange losses, net (note (b))	—	990

	5,213	6,160

Notes:

(a)	The weighted average interest rate used for interest capitalisation was 3.55% per annum for the year ended 31 December 2020 (For the year ended 31 December 2019: 3.51%).
(b)	The exchange gains and losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the years ended 31 December 2020 and 2019.

9	INCOME TAX

Income tax (credited)/charged to profit or loss was as follows:

	2020 RMB million	2019 RMB million
Current	222	942
Deferred	(4,149)	(123)

	(3,927)	819

Pursuant to the “Notice on the continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy.” (Ministry of Finance Announcement [2020] No. 23), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2019: 16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No. GR201831003647 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2019: 25%).

10	(LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2020 was based on the loss attributable to equity holders of the Company of RMB11,836 million and the weighted average number of shares of 16,379,509,203 in issue during the year.

The calculation of basic earnings per share for the year ended 31 December 2019 was based on the profit attributable to equity holders of the Company of RMB3,192 million and the weighted average number of shares of 15,104,893,522 in issue during the year.

The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2020 and 2019.

11	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2020 RMB million	2019 RMB million
Trade receivables	1,210	1,793
Less: impairment	(86)	(76)

	1,124	1,717

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	2020 RMB million	2019 RMB million
Within 90 days	1,054	1,615
91 to 180 days	46	33
181 to 365 days	8	39
Over 365 days	16	30

	1,124	1,717

12	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period was as follows:

	2020 RMB million	2019 RMB million
Within 90 days	2,868	3,622
91 to 180 days	35	52
181 to 365 days	109	94
1 to 2 years	111	40
Over 2 years	97	69

	3,220	3,877

13	DIVIDENDS

	2020 RMB million	2019 RMB million
Proposed final — nil (2019: RMB0.050) per ordinary share	—	819

On 30 March 2021, the Group has no profit distribution plan to propose cash dividend for 2020 (2019: RMB0.050 per share before tax).

B.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND PRC ACCOUNTING STANDARDS

	2020	2019
	RMB million	RMB million
Consolidated (loss)/profit attributable to equity holders of the Company
As stated in accordance with PRC Accounting Standards	(11,835)	3,195
Impact of IFRSs and other adjustments:
— Difference in depreciation charges for aircraft and engines due to different depreciation lives	(7)	(3)
— Non-controlling interests	6	—

As stated in accordance with IFRSs	(11,836)	3,192

	2020	2019
	RMB million	RMB million
Consolidated net assets attributable to equity holders of the Company
As stated in accordance with the PRC Accounting Standards	54,007	66,765
Impact of IFRSs and other adjustments:
— Intangible assets (goodwill)	2,242	2,242
— Difference in depreciation charges for aircraft and engines due to different depreciation lives	—	7
— Non-controlling interests	—	(6)
— Others	—	—

As stated in accordance with IFRSs	56,249	69,008

SUMMARY OF OPERATING DATA

	As at 31 December
	2020	2019	Change
Passenger transportation data
ASK (available seat – kilometres) (millions)	152,066.39	270,254.00	-43.73%
— Domestic routes	134,701.52	171,684.04	-21.54%
— International routes	16,463.08	92,162.42	-82.14%
— Regional routes	901.78	6,407.53	-85.93%
RPK (revenue passenger – kilometres) (millions)	107,273.25	221,779.11	-51.63%
— Domestic routes	96,205.97	142,921.41	-32.69%
— International routes	10,609.29	73,811.75	-85.63%
— Regional routes	457.99	5,045.95	-90.92%
Number of passengers carried (thousands)	74,621.21	130,297.36	-42.73%
— Domestic routes	72,032.99	109,006.37	-33.92%
— International routes	2,238.86	17,581.34	-87.27%
— Regional routes	349.36	3,709.64	-90.58%
Passenger load factor (%)	70.54	82.06	-11.52	pts
— Domestic routes	71.42	83.25	-11.83	pts
— International routes	64.44	80.09	-15.65	pts
— Regional routes	50.79	78.75	-27.96	pts
Passenger – kilometres yield (RMB)Note	0.493	0.522	-5.56%
— Domestic routes	0.455	0.540	-15.74%
— International routes	0.815	0.474	71.94%
— Regional routes	0.897	0.744	20.56%

	As at 31 December
	2020	2019	Change
Freight transportation data
AFTK (available freight tonne – kilometres) (millions)	6,946.47	9,132.69	-23.94%
— Domestic routes	2,754.78	3,215.85	-14.34%
— International routes	4,149.68	5,727.63	-27.55%
— Regional routes	42.01	189.21	-77.80%
RFTK (revenue freight tonne – kilometres) (millions)	2,200.06	2,971.40	-25.96%
— Domestic routes	774.38	951.33	-18.60%
— International routes	1,416.25	1,991.28	-28.88%
— Regional routes	9.43	28.78	-67.23%
Weight of freight carried (million kg)	711.80	976.57	-27.11%
— Domestic routes	539.70	672.62	-19.76%
— International routes	163.20	279.44	-41.60%
— Regional routes	8.91	24.51	-63.65%
Freight load factor (%)	31.67	32.54	-0.87	pts
— Domestic routes	28.11	29.58	-1.47	pts
— International routes	34.13	34.77	-0.64	pts
— Regional routes	22.45	15.21	7.24	pts
Freight tonne – kilometres yield (RMB)Note	2.225	1.288	72.75%
— Domestic routes	0.970	1.048	-7.44%
— International routes	2.867	1.340	113.96%
— Regional routes	8.908	5.558	60.27%

	As at 31 December
	2020	2019	Change
Consolidated data
ATK (available tonne – kilometres) (millions)	20,632.45	33,455.55	-38.33%
— Domestic routes	14,877.92	18,667.41	-20.30%
— International routes	5,631.36	14,022.25	-59.84%
— Regional routes	123.17	765.88	-83.92%
RTK (revenue tonne – kilometres) (millions)	11,699.74	22,518.00	-48.04%
— Domestic routes	9,308.22	13,559.38	-31.35%
— International routes	2,341.90	8,485.44	-72.40%
— Regional routes	49.63	473.19	-89.51%
Overall load factor (%)	56.71	67.31	-10.60	pts
— Domestic routes	62.56	72.64	-10.08	pts
— International routes	41.59	60.51	-18.92	pts
— Regional routes	40.29	61.78	-21.49	pts
Revenue tonne – kilometres yield (RMB)Note	4.937	5.315	-7.11%
— Domestic routes	4.787	5.761	-16.91%
— International routes	5.427	4.436	22.34%
— Regional routes	9.974	8.272	20.58%

Note:	In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge.

FLEET STRUCTURE

The Group has been continuously practicing the vision of green development and optimising its fleet structure in recent years. In 2020, the Group introduced a total of 13 aircraft of major models and a total of 11 aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, the Group’s fleet age structure still continues to remain young.

As at 31 December 2020, the Group operated a fleet of 734 aircraft, which included 725 passenger aircraft and nine business aircraft held under trust.

Fleet structure as at 31 December 2020

No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	(Units) Average fleet age (Years)
1	B777-300ER	10	10	0	20	4.9
2	B787-9	3	7	0	10	1.9
3	A350-900	1	7	0	8	1.5
4	A330 series	30	21	5	56	7.1
Total number of wide-body aircraft		44	45	5	94	5.6

5	A320 series	137	127	72	336	8.0
6	B737 series	102	73	117	292	6.6
Total number of narrow-body aircraft		239	200	189	628	7.4

7	ARJ21	2	1	0	3	0.2
Total number of regional aircraft		2	1	0	3	0.2

Total number of passenger aircraft		285	246	194	725	7.1

Total number of business aircraft held under trust					9

Total number of aircraft					734

Notes:

1.	A330 series aircraft include A330-200 and A330-300 aircraft;
2.	A320 series aircraft include A319, A320, A320NEO and A321 aircraft;
3.

B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. The Group has temporarily grounded B737 MAX 8 model aircraft since March 2019. As at the date of this announcement, B737 MAX 8 is still grounded. The Group will pay close attention to the progress of resumption of operation of B737 MAX 8. There remains great uncertainty on the time for the resumption of operation of B737 MAX 8.

REPORT OF THE BOARD

2020 was an extraordinary year. The rapid worldwide outbreak of the novel coronavirus (COVID-19) pandemic (“COVID-19”) resulted in a deep recession in the global economy and an unprecedented impact on the global aviation industry. According to the report published by the International Air Transport Association (IATA) in February 2021, global passenger traffic volume in 2020 dropped by 65.9% as compared to 2019. The global aviation industry experienced a historic loss. Since the outbreak of COVID-19, more than 40 airlines have entered bankruptcy or are in financial reorganisation. China’s civil aviation industry has also been severely impacted by COVID-19. According to relevant statistics from the Civil Aviation Administration of China, passenger traffic volume in 2020 dropped by 36.7% as compared to 2019. At present, COVID-19 prevention and control in China have achieved positive outcomes, and China was the only major economy that achieved positive growth in 2020.

In face of the sudden outbreak of COVID-19 and the complex and severe external situation, the Group resolutely implemented important national decisions and deployments, coordinated efforts to promote COVID-19 prevention and control, safe production, reform and development, made every effort to fight against COVID-19, made dynamic adjustments on operation strategy, solidly promoted refined management, implemented strict cost control, actively sought policy support, and strove to reduce loss caused by COVID-19. Although the Group actively took countermeasures, due to the adverse impact of COVID-19, the Group’s production volume, revenue, profit and other indicators all dropped significantly. In 2020, the Group’s total traffic volume amounted to 11.700 billion tonne-kilometres; passenger traffic volume amounted to 74.6212 million; operating revenue amounted to RMB58.727 billion; and net loss attributable to shareholders of the listed company amounted to RMB11.836 billion.

COVID-19 prevention and control

In face of COVID-19, the Group rapidly carried out COVID-19 prevention and control focusing on the three aspects of “fulfilling social responsibilities, ensuring passenger services and caring and protecting employees”, and played an important role in organising the transportation of medical supplies and medical personnel in emergency and ensuring the safety and health of passengers and employees.

In terms of fulfilling social responsibilities, the Group has made every effort to deploy the work on COVID-19 prevention and control to ensure that the “air corridor” for COVID-19 prevention and control is unimpeded. According to the situation of COVID-19 and the market demand, the Group has facilitated the resumption of flights and made contribution to the resumption of work and production in society. The Group gave full play to the role of “backbone” of central enterprises and put enormous efforts in COVID-19 prevention and control: arranged the first flight for COVID-19 prevention and control in China, and arranged the first charter flight for rendering support in China. In 2020, the Group arranged 1,532 charter flights for COVID-19 prevention, transported more than 70,000 tonnes of COVID-19 prevention materials, transported 22,881 medical personnel, and picked up 12,091 Chinese citizens stranded overseas.

In terms of ensuring passenger services, the Group took the lead in introducing emergency requirements for free ticket refunds and changes, optimised the self-service refund function, made sure that refund channels were unimpeded, and provided convenient refund services for passengers affected by COVID-19. The Group was the first in the industry to develop and use the “online passenger health declaration programme”. The Group also took the lead in implementing zoning on board, introduced the “souvenir-style” lunch box, and strictly required disinfection and sterilisation of aircraft and shuttle buses to ensure the safety and health of passengers at all times.

In terms of caring and protecting employees, the Group strictly implemented prevention and control standards and procedures, and strove to ensure the health protection of cabin crew and ground staff. The Group strengthened care and protection for overseas employees and their families. Considering the issue of decrease in income of aircrew due to the decrease in number of flights during the outbreak of COVID-19, the Group has introduced humanised measures such as advance payment of salary to effectively solve the practical difficulties of employees during the outbreak of COVID-19 and reflect the corporate culture of “Happy CEA”.

In 2020, the Group withstood the challenges brought by COVID-19 and achieved constructive results. At the National Commendation Conference for Fighting COVID-19 ( 全國抗擊疫情表彰大會 ) in 2020, the Group was awarded honorary titles including “National Advanced Group in Fighting COVID-19” ( 全國抗擊新冠肺炎疫情先進集體 ), “National Advanced Individual in Fighting COVID-19” ( 全國抗擊新冠肺炎疫情先進個人 ) and “National Advanced Primary Party Organisation” ( 全國先進基層黨組織 ), and was awarded the most number of national-level advanced commendations for COVID-19 prevention among entities in the civil aviation system in China.

Safe operation

While focusing on COVID-19 prevention and control, the Group has also attached great importance to flight safety and operational safety. The Group has adhered to the bottom line of safety and maintained a stable and orderly safety situation. In 2020, the Group’s fleet had 1,547,600 safe flying hours and 672,200 take-offs and landings.

In respect of clarifying safety responsibilities, the Group has ensured that all employees signed the safety responsibility agreement on “maintaining the original aspiration, assuming the mission, fulfilling commitments and making contributions” to further strengthen the implementation of safety responsibilities. In respect of strengthening risk supervision, the Group has carried out in-depth safety rectification and special inspections of safety work, inspected and supervised key units and key tasks, carried out comprehensive investigation of hidden dangers, and improved safety management capabilities. In respect of the promotion of practice construction, based on the theme of the “three reverences1”, the Group has strengthened safety publicity and education, carried out practice and discipline rectification, and laid a solid foundation for safety management.

[1]	Three reverences: reverence for life, reverence for duties and reverence for rules.

Stable operation

The Group took the initiative to confront COVID-19 and made every effort to stabilise its operations in aspects such as aviation network optimisation and hub construction, product marketing and customer services, striving to reduce the adverse impact of COVID-19.

Steadily promoting aviation network optimisation and hub construction. The Group has closely followed the situation of COVID-19 and market changes to dynamically adjust the deployment of transportation capacity; focused on core hubs and important business cities and increased the proportion of wide-body aircraft; optimised its route network layout and strengthened the construction of express and quasi express routes in key markets; laid a solid foundation in servicing the coordinated development of Beijing-Tianjin-Hebei and the construction of Xiong’an New District and steadily promoted the construction of the core hub of Beijing, and moved its base to Beijing Daxing International Airport as the main base airline as planned; and steadily promoted the construction of base projects in important business markets such as Chengdu, Qingdao and Wuhan.

Continuously making efforts to innovate product marketing. The Group is the first in the industry to introduce “customised charter flights” for serving employees in companies resuming work to travel across regions. During the outbreak of COVID-19, the Group first launched “Wild Your Dreams2”, a series of innovative products, to stimulate passengers’ travel demand, restore market confidence, promote the recovery of the aviation market, effectively serve the internal circulation of China and achieve good economic, social and brand benefits. The Group actively expanded the sales channels of auxiliary products such as VIP lounges and realised the voucher sales of products such as class upgrades, so as to increase auxiliary revenue; and launched the new “Eastern Miles” membership system and introduced the “Eastern Airlines Wallet” enabling “points + cash” payment, so as to increase the ways of using member points.

Flexibly seizing the business opportunities of freight transportation. In the face of the sudden outbreak of COVID-19, the Group and Eastern Airline Logistics Co., Limited (“Eastern Logistics”) responded quickly, actively seized the opportunities of the substantial increase in transportation demand for COVID-19 prevention materials during the outbreak of COVID-19, and temporarily transformed existing passenger aircraft to arrange unconventional passenger flights using methods such as passenger-to-freighter converted aircraft. In 2020, a total of 6,601 unconventional passenger flights3 was arranged.

[2]

“Wild Your Dreams”: An air travel package product launched by the Company on 18 June 2020. After purchase of such product, passengers can travel at the economy class of domestic flights operated by the Company and Shanghai Airlines Co., Limited for an unlimited number of times each weekend before 31 December 2020.

[3]

“Unconventional passenger flights”: Unconventional passenger flights include freight-loading passenger aircraft, passenger-to-freighter converted aircraft and modified aircraft. Among which, passenger aircraft that have not removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “freight-loading passenger aircraft”; passenger aircraft that only use the bellyhold space to load cargo are “passenger-to-freighter converted aircraft”; and passenger aircraft that have removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “modified aircraft”. In accordance with the agreement between the Group and Eastern Logistics on avoiding horizontal competition and related regulatory requirements, the Group handed over such freight business to Eastern Logistics for exclusive operation.

Fine management

In face of the unprecedented outbreak of COVID-19, the Group has continuously strengthened fine management, strove to improve operating efficiency, reduced operating costs, and responded to the strike and impact of COVID-19.

In terms of fine operation, the Group has taken measures to promote light dining trucks and optimise weights of meal and water, so as to lower fuel costs and increase commercial load. The static weight reduction4 of the entire fleet of the Group was approximately 125.40 tonnes, and the dynamic weight reduction5 was 95,100 tonnes, saving 12,100 tonnes of fuel according to simulated calculation. The Group has built a MUC (MU Communication software) flight support communication platform to improve the communication efficiency of each operation support unit. The flight punctuality of the Group was approximately 1 percentage point higher than the average level of civil aviation, representing a year-on-year increase of approximately 7 percentage points.

In terms of fine services, the Group has strictly implemented on-board protection measures, optimised on-board service procedures and meal services, and improved passenger satisfaction. Taking into account the significant reduction in air travel of members during the outbreak of COVID-19, the Group proactively issued a protection policy for automatic extension of membership level to enhance member loyalty and satisfaction. The Group has strengthened service management, further improved service efficiency and service experience such as check-in, baggage check-in, priority boarding and VIP lounge. The Group has researched and developed its global official website and launched a new version of its APP to optimise user experience. As of the end of 2020, the number of frequent flyer members of the Group’s “Eastern Miles” has reached 45.22 million, representing a year-on-year increase of 5.95%.

In terms of fine management, the Group has promoted the concept of integration of industry and finance, taken multiple measures to increase revenue and reduce costs, strengthened cost and expense control, broadened financing channels, and ensured stable cash flow. The Group has actively coordinated with aircraft and engine manufacturers, and adjusted the progress of introduction of aircraft and engines. The Group has reduced the scale of investment plans, and reduced or delayed non-emergency investment projects; negotiated with suppliers and partners for fee reduction and optimisation of payment methods; and saved operating costs and daily expenses such as fuel and aircraft maintenance. The Group has actively strove for the support of the government’s relief policies in terms of industry, taxation, social security and other aspects. The Group has also actively expanded financing channels, and issued a total of RMB77.2 billion of super short-term debentures and RMB2 billion of corporate bonds in 2020 to ensure that the cash flow can meet the production and operation needs of the Group.

The Group has continuously strengthened risk management and control in its daily operations, capital security, external risks and information network. The Group has carried out comprehensive risk assessment, focused on specific risk management and control on COVID-19, investigated hidden risks in-depth, and formulated targeted responsive measures; systematically sorted out major risks in key areas, kept a close eye on capital security, and ensured the security of the Group’s capital chain; strengthened overseas risk management and control, and sorted out and investigated hidden risks one by one; strengthened the protection of passenger information, maintained the Group’s network security, and prevented information network risks.

[4]	Static weight reduction: The total weight reduction of the fleet based on the number of aircraft.
[5]	Dynamic weight reduction: The total flight weight reduction based on the number of aircraft and flight volume.

Reform and innovative development

Focusing on the strategy of serving the country, the Group has deepened its supply-side structural reform, put great efforts in optimising resource allocation and promoting innovation and transformation, and comprehensively responded to the significant impact of COVID-19 on the aviation industry, so as to seize new opportunities and achieve new progress in the post-COVID-19 era.

In terms of building a new market layout, the Group has optimised its market layout by focusing on the regional development strategy in areas such as Beijing-Tianjin-Hebei, the Yangtze River Delta and the Guangdong-Hong Kong-Macao Greater Bay Area. The Group has facilitated the construction of the “Belt and Road” and the building of the “Air Silk Road”, and established the Xiamen branch. The Group has signed a strategic cooperation framework agreement with Shenzhen Airport Group to strengthen the cooperation and development in the Guangdong-Hong Kong-Macao Greater Bay Area. The Group has promoted the deepening of reform of overseas institutions and established its branch in Japan, so as to strengthen and reinforce its business in the traditional international market.

In terms of building a new business model, guided by informatisation, the Group has continuously promoted Internet-based construction and digital transformation in respect of operation, management and control, marketing and services. The Group has cooperated with China National Railway Group Co., Ltd. (“China Railway Group”) to open a new era of “air-rail combined transportation” by linking the system of the CEA APP and Railway 12306 APP and providing one-stop joint booking of “aircraft + high-speed rail” for the first time, thereby offering passengers with more convenient one-stop services. The Group has launched a paperless and self-service travel method for the entire air travel process, and promoted the reform of the meal machine supply management system to build an efficient full-process centralised management model.

In terms of special reform, the Eastern Airlines Research and Development Center was selected into the national “Science Reform Demonstration Action”. The Group has actively implemented the management tenure system and contract reform pilots, and accelerated the construction of the technological innovation platform system and mechanism, so as to further improve its technological innovation capabilities. China United Airlines Co., Limited (“China United Airlines”) was selected into the “Double Hundred Action” plan of the State-owned Assets Supervision and Administration Commission of the State Council, and continued to promote reform of the market-based incentive mechanism, with an aim to strengthen cost control. The Group has successfully established One Two Three Airlines to operate the domestic- manufactured ARJ21 aircraft, in a bid to enrich the Group’s brand system and support the development of domestic-manufactured civil aircraft.

China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder, successfully completed the reform of equity diversification, actively supported the development of the Group, and helped the Group overcome the impact of COVID-19. CEA Holding intends to inject additional capital of RMB10.8 billion to the Group to improve the Group’s cash flow and reduce the debt ratio, which will effectively enhance the Group’s risk-resistance and sustainable development capabilities. For further details, please refer to the Company’s announcements dated 2 February 2021 and 29 March 2021 and circular dated 12 March 2021.

Social responsibility and environmental protection

Focusing on the corporate vision of “having passionate employees, being customers’ first choice, making shareholders satisfied and maintaining society’s trust”, the Group has actively fulfilled its social responsibilities, fully demonstrating the good image of central enterprises. In 2020, the Group was selected as a “Golden Bee Enterprise” in the “2020 Golden Bee Corporate Social Responsibility — China List” by virtue of its outstanding performance in social responsibility; and was rated “A” on the ESG6 ratings assessment by MSCI7.

The Group has always adhered to the concept of “being people-oriented and caring for employees”, respected the training and development needs of employees and protected the legitimate rights of employees, so as to build a “Happy CEA” together with employees. In 2020, the Company launched the “Ten Tasks” of caring for employees, covering employees’ rights protection, personal care and convenient services, so as to further enhance employees’ sense of belonging, sense of gain and happiness.

The Group has adhered to the concept of “being customer-oriented and providing dedicated services”. Under the premise of preventing and controlling COVID-19, the Group continuously strengthened service management, enhanced service quality and improved its customer privacy protection system, so as to provide passengers with safe, convenient, efficient and high-quality travel services on-board and on-ground.

While working hard to overcome the operating pressure caused by COVID-19, the Group has also played an active role in social welfare undertakings. The Group has vigorously promoted poverty alleviation through industry, healthcare, consumption and education. With an aim to alleviate poverty in Cangyuan and Shuangjiang counties in Yunnan, the Group has firmly promoted the key tasks of rural revitalisation. The Group organised the CEA Consumption Poverty Alleviation Week, combining offline exhibition and live broadcast sales, with an amount of poverty alleviation by consumption reaching RMB40 million in 2020. At the

National Poverty Alleviation Summary and Commendation Conference ( 全國脫貧攻堅總結表彰大會 ), the Group was awarded the title of “National Poverty Alleviation Advanced Group” ( 全國脫貧攻堅先進集體 ).

The Group has always adhered to the ecological development concept of “green flight, technology and environmental protection”, integrating environmental protection into its corporate operation and development. In terms of continuously promoting energy-saving and emission-reduction, the Group has continuously optimised its fleet structure and introduced more environmental-friendly and fuel-efficient aircraft models such as A350 and B787. As of the end of 2020, the average fleet age is 7.1 years, and the overall fuel efficiency of the Group’s fleet has been improved. The Group has continuously promoted fuel-saving measures and refined fuel saving through measures such as optimising the weight of aircraft equipment and supplies. The Group has actively applied new navigation technologies to reduce jet fuel consumption and emissions during the descent of flight while improving operational

[6]	ESG: Environmental, Social and Governance.
[7]

MSCI: MSCI Inc. is an international company that provides global indexes and related derivative financial products. The MSCI index is one of the benchmark indexes mainly used by global investment portfolio managers.

capabilities. The Group has promoted the special work of “oil-to-electricity” (using electric vehicles instead of oil/gas vehicles) on airport vehicles and aircraft auxiliary power units (APU) replacement, and continuously increased its efforts in energy-saving and emission-reduction, with more than 1,000 new energy vehicles operating on-site and the overall utilisation rate of APU replacement facilities reaching 99%. During the “13th Five-Year Plan” period, the Group invested more than RMB3.4 billion in energy-saving and emission-reduction, saving more than 600,000 tonnes of fuel and reducing carbon emissions by approximately 2 million tonnes according to simulated calculation. In terms of comprehensively carrying out pollution prevention and control, the Group has arranged special supervision of environmental protection by governments at all levels as well as self-inspection, carried out special pollution prevention and control work, commenced the construction of energy management system and environmental management system, and adhered to the high-quality sustainable development strategy. The Group has published the “Environment and Energy Management Manual”, which clarified the relevant requirements for environment and energy management of the Group; continuously strengthened environmental protection publicity, and actively promoted the Group’s green environmental protection concept and results of energy-saving and reduction to its employees, the public and domestic and foreign media in multiple channels and various forms. In terms of paying attention to the global climate control process, the Group has continuously paid attention to the progress of global aviation carbon emission reduction, and actively participated in the annual meeting of the International Air Transport Association (IATA) and the seminar of the International Civil Aviation Organization (ICAO) to discuss the sustainable development of the aviation industry and actively put forward opinion and advice. The Group has continuously promoted management of carbon emissions of the European Union carbon trading, local pilot carbon trading, national carbon trading and carbon dioxide emissions of civil aviation. In 2019, the Group applied the flexible mechanism of the Shanghai carbon trading market for the first time, and earned revenue of approximately RMB4 million by continuously improving the Group’s fuel efficiency and selling surplus allowances.

Operating Revenues

In 2020, the Group’s passenger revenue amounted to RMB49,215 million, representing a decrease of 55.43% from last year, and accounted for 90.95% of the Group’s traffic revenue. The passenger traffic volume was 107,273.25 million passenger-kilometres, representing a decrease of 51.63% from last year.

The passenger revenue of domestic routes amounted to RMB40,343 million, representing a decrease of 44.56% from last year, and accounted for 81.97% of the passenger revenue. The passenger traffic volume was 96,205.97 million passenger-kilometres, representing a decrease of 32.69% from last year.

The passenger revenue of international routes amounted to RMB8,467 million, representing a decrease of 75.07% from last year, and accounted for 17.21% of the passenger revenue. The passenger traffic volume was 10,609.29 million passenger-kilometres, representing a decrease of 85.63% from last year.

The passenger revenue of regional routes amounted to RMB405 million, representing a decrease of 89.01% from last year, and accounted for 0.82% of the passenger revenue. The passenger traffic volume was 457.99 million passenger-kilometres, representing a decrease of 90.92% from last year.

In 2020, the Group’s cargo traffic revenues amounted to RMB4,895 million, representing an increase of 27.94% from last year, and accounted for 9.05% of the Group’s traffic revenue. The cargo and mail traffic volume was 2,200.06 million tonne-kilometres, representing a decrease of 25.96% from last year.

In 2020, the Group’s other revenue amounted to RMB4,617 million, representing a decrease of 31.54% from last year.

Operating Expenses

In 2020, the Group’s total operating expenses was RMB78,265 million, representing a decrease of 33.73% from last year. As affected by COVID-19, the passenger traffic volume and number of passengers carried significantly reduced, and the Group’s various costs such as aircraft fuel, aircraft take-off and landing costs and catering also decreased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In 2020, the Group’s aircraft fuel cost was RMB13,840 million, representing a decrease of 59.52% from last year, and was mainly due to a decrease in the Group’s fuel consumption of 38.49% from last year, leading to a decrease in aircraft fuel costs by RMB13,162 million from last year. The average price of fuel decreased by 34.19% from last year, with the aircraft fuel costs decreased by RMB7,189 million from last year.

In 2020, the Group’s take-off and landing charges amounted to RMB9,331 million, representing a decrease of 43.30% from last year, and its catering supply expenses amounted to RMB1,589 million, representing a decrease of 56.67% from last year, and was primarily due to the significant decrease in traffic volume as the Group significantly adjusted its flight capacity as a result of the significant decrease in passenger travel demand as affected by COVID-19.

In 2020, the Group’s depreciation and amortisation amounted to RMB22,255 million and its aircraft maintenance expenses amounted to RMB3,451 million, remaining basically the same as last year.

In 2020, the Group’s wages, salaries and benefits amounted to RMB20,827 million, representing a decrease of 13.77% from last year, and was primarily due to the decrease in number of flights, leading to the decrease in remuneration of aircrew and ground crew.

In 2020, the Group’s low-value and short-term lease rentals amounted to RMB358 million, representing a decrease of 43.26% from last year, and was primarily due to the decrease in short-term lease under the influence of COVID-19.

In 2020, due to the impact of COVID-19, the Civil Aviation Administration of China (“CAAC”) exempted airlines from contribution to the civil aviation development fund, and the Group’s contribution to the civil aviation development fund decreased by RMB1,831 million from last year.

In 2020, the Group’s selling and marketing expenses amounted to RMB1,570 million, representing a decrease of 62.02% from last year; ground service and other expenses amounted to RMB872 million, representing a decrease of 64.78% from last year; and indirect operating expenses amounted to RMB3,930 million, representing a decrease of 23.14% from last year. These were primarily due to the significant decrease in various businesses of the Group as a result of the impact of COVID-19, leading to the corresponding decrease in relevant operating costs.

Other operating income

In 2020, the Group’s other operating income amounted to RMB5,698 million, representing a decrease of 20.88% from last year, and was primarily due the significant reduction in the Group’s income from joint routes as a result of the impact of COVID-19.

Finance Income/Costs

In 2020, the Group’s finance income amounted to RMB2,660 million and finance costs amounted to RMB5,213 million, and was primarily due to the Group’s exchange gains of RMB2,494 million in 2020, as compared to the exchange losses of RMB990 million last year.

Net loss/profit for the year

In 2020, net loss attributable to equity holders of the Company amounted to RMB11,836 million, compared to a net profit attributable to equity holders of the Company of RMB3,192 million last year. The loss per share attributable to equity holders of the Company were RMB0.72.

Liquidity and Capital Structure

As at 31 December 2020, the Group had total assets of RMB284,650 million, representing a decrease of 0.19% from 31 December 2019. Its debt ratio was 79.22%, representing a 4.69 percentage point increase from 31 December 2019.

In particular, the Group’s total current assets amounted to RMB22,498 million, accounted for 7.90% of the total assets and represented an increase of 13.95% from 31 December 2019. The Group’s non-current assets amounted to RMB262,152 million, accounted for 92.10% of the total assets and represented a decrease of 1.24% from 31 December 2019.

As at 31 December 2020, the Group had total liabilities of RMB225,496 million, comprising current liabilities of RMB99,808 million which accounted for 44.26% of total liabilities, and non-current liabilities of RMB125,688 million which accounted for 55.74% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB71,227 million, representing an increase of 74.50% from 31 December 2019.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB112,941 million, representing a decrease of 6.91% from 31 December 2019.

As at 31 December 2020, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

	Unit: RMB million
	RMB equivalent
	2020		2019
Currency	Amount	Percentage (%)	Amount	Percentage (%)	Movement (%)

USD	36,642	19.90	46,542	28.70	-21.27
RMB	136,804	74.28	103,822	64.03	31.77
Others	10,722	5.82	11,783	7.27	-9.00

Total	184,168	100.00	162,147	100.00	13.58

As at 31 December 2020, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB87,917 million, representing an increase of 69.49% from RMB51,872 million as at 31 December 2019. The breakdown by currencies is as follows:

	Unit: RMB million
	RMB equivalent
Currency	2020	2019	Movement (%)

USD	375	870	-56.90
SGD	2,466	2,587	-4.68
EUR	2,664	3,073	-13.31
KRW	1,799	1,810	-0.61
JPY	3,162	3,205	-1.34
RMB	77,451	40,327	92.06

Total	87,917	51,872	69.49

As at 31 December 2020, the Group’s interest-bearing liabilities included lease liabilities equivalent to RMB96,251 million, representing a decrease of 12.72% from RMB110,275 million as at 31 December 2019. The breakdown by currencies is as follows:

	Unit: RMB million
	RMB equivalent
Currency	2020	2019	Movement (%)

USD	36,267	45,672	-20.59
SGD	85	392	-78.32
JPY	142	183	-22.40
HKD	346	486	-28.81
RMB	59,353	63,496	-6.52
Others	58	46	26.09

Total	96,251	110,275	-12.72

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 31 December 2020 and 31 December 2019 were equivalent to RMB184,168 million and RMB162,147 million, respectively, of which short-term interest-bearing liabilities accounted for 38.68% and 25.17%, respectively. Both the short-term interest-bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2020 and 31 December 2019, the Group’s interest-bearing liabilities denominated in USD accounted for 19.90% and 28.70% of total interest-bearing liabilities, respectively, while interest-bearing liabilities denominated in RMB accounted for 74.28% and 64.03% of total interest- bearing liabilities, respectively. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2020 and 31 December 2019, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD690 million and USD888 million, respectively. These contracts will expire between 2021 and 2025.

Exchange Rate Fluctuation

As at 31 December 2020, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB47,364 million, of which interest-bearing liabilities denominated in USD accounted for 77.36% of the liabilities. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange gain or loss arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses forward foreign currency contracts to reduce the foreign exchange risks for capital expenditures paid in foreign currencies. As at 31 December 2020, the Group’s forward foreign currency contracts have all expired, and there are no outstanding forward foreign currency contracts. As at 31 December 2019, the outstanding forward foreign currency contracts held by the group amounted to a notional amount of approximately USD776 million.

In 2020, the Group’s net exchange gains amounted to RMB2,494 million. In 2019, the Group’s net exchange losses amounted to RMB990 million.

Fluctuation of Jet Fuel Prices

In 2020, the Group used jet fuel forward contracts to deal with the cash flow risks arising from fluctuation of jet fuel prices. The jet fuel forward contracts entered into by the Group are mainly based on the purchase of jet fuel at a fixed transaction price, and are cash flow hedge. As at 31 December 2020, the notional amount of the outstanding jet fuel forward contracts held by the Group was approximately USD252 million, and will expire between 2021 and 2022. As at 31 December 2019, the notional amount of the outstanding jet fuel forward contracts held by the Group was nil.

Pledges on Assets and Contingent Liabilities

As at 31 December 2020, the value of the Group’s assets used to secure certain bank loans was RMB26,149 million, and as at 31 December 2019, the value of the Group’s assets used to secure certain bank loans was RMB10,819 million, representing a year-on-year increase of 141.70%.

As at 31 December 2020, the Group had no significant contingent liabilities.

Capital Expenditure

According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2020, the Group expected its capital expenditures on aircraft and engines for the next three years to be approximately RMB34,343 million in total, including the expected capital expenditure in 2021 being approximately RMB13,542 million.

In 2021, the Group plans to finance through a combination of income from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangements in order to ensure smooth operation of the Group.

Human Resources

As at 31 December 2020, the Group had 81,157 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

RISK ANALYSIS

1.	COVID-19 and Macro-economic Risk

The air transportation industry is closely connected to the economic and trade environment. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for air passenger and cargo services. Meanwhile, international economic and trade relations and geopolitical situation will have a relatively large impact on the demand for the Group’s international air transportation services. If domestic and overseas macro-economic climate worsens, or trade or geopolitical tensions further escalate, the Group’s operating results and financial condition may be adversely affected.

There remain significant uncertainties as to the impact of the worldwide outbreak of COVID-19 on the domestic and overseas economies and international economic and trade situation. The Group has paid close attention to the situation of COVID-19 worldwide as well as the changes in domestic and overseas macro-economic situation and international economic and trade relations, and flexibly adjusted its transportation capacity deployment and market sales, so as to actively respond to the impact of COVID-19 worldwide and the changes in external economic and trade environment.

2.	Policy and Regulation Risk

Airlines have business operations around the world. Hence, the aviation industry is largely affected by domestic and overseas economic policies and laws and regulations. As a listed company, the Group is also affected by securities regulatory laws and regulations and policies of the place of listing. The adjustments of and changes in relevant domestic and overseas laws and regulations, industrial policies and regulatory policies may, to a certain extent, result in uncertainties in the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group has played an active role in various discussions concerning their formulation and refinement, and timely analysed and considered their latest changes and impact on the Group, so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations.

3.	Operational Safety Risk

Flight safety is the pre-condition and foundation for the Group to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Group.

The Company implemented the accountability system for safe operation, enhanced its safety and risk prevention and control system, conducted emergency drills, strengthened safety management and control capabilities, promoted aviation security information construction, and strengthened safety supervision in aspects of flight, aviation security and maintenance to ensure that the Group can continuously operate safely.

4.	Core Resources Risk

The rapid growth of the industry has provoked competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the Group’s reserve of core resources fails to adequately support the rapid growth of operational scale, the business and operations of the Group may be adversely affected.

The Group has promoted the building of corporate culture of “Love at CEA”, further improved its incentive scheme for core technical staff, and proactively developed a core backup workforce through providing training programs to a pool of multitier backup management personnel and launching the core technical staff recruitment scheme. Meanwhile, the Group has coordinated with industry regulators with respect to air traffic rights and time slot resources, and proactively participated in the marketised competition for time slot resources.

5.	Competition Risk

Along with the opening-up of the domestic aviation market, development of low-cost airlines and increase in transportation capacity deployment of international airlines in the Chinese market, future competition in the domestic air transportation industry may intensify, which may bring uncertainties to the Group’s air traffic rights and time slot resources, ticket price level and market share, and therefore have an impact on the Group’s operating results.

There is a certain level of overlap between railway, highway and ship transportation and air transportation in certain markets. Along with the normalisation and Internetisation of the impact of railway, highway and ship transportation on the domestic civil aviation market, certain routes of the Group may experience higher competitive pressure in the future.

The Group has actively responded to industry competition, proactively strived for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved utilisation of aircraft and penetration in core markets, and consolidated and expanded its market share in the four major hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines, Inc. and Air France KLM, and strengthened its cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas Airways Ltd and Japan Airlines Co., Ltd, so as to develop an efficient and convenient flight network covering all parts of China and connecting all parts of the world.

Under the impact of other means of transportation, the Group has continuously refined its route network, reinforced complete access to the network and marketing of international interline transit products, provided quiet, reassuring and comfortable cabin services, optimised on-board catering standards and actively developed and maintained the Group’s customers and frequent flyer groups to further develop its advantages of being an aviation service brand. The Group has focused on flight punctuality rate to improve fine operations, thereby fully exploiting the speed advantages of air transportation.

6.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel costs is one of the major expenses of the Group. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge, and accordingly the Group’s operating results.

As affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Group in 2021, and hence, there also remains great uncertainty on the expected jet fuel costs. Without the consideration of adjustment in fuel surcharge and other factors and on the basis of the fuel consumption of flights actually operated in 2020, if the average jet fuel price increase or decrease by 5%, jet fuel costs of the Group will increase or decrease by approximately RMB692 million; net profit of the Company will decrease or increase by approximately RMB519 million; and other comprehensive income of the Company will increase or decrease by approximately RMB62 million.

On one hand, the Group has optimised its transportation capacity deployment, strengthened marketing and strove to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. On the other hand, in order to avoid the adverse impact arising from jet fuel price fluctuations on the Group’s operations, the Board has authorised the Group to prudently conduct jet fuel hedging activities. The Group has designated a special working group to closely track and proactively analyse the trend of international oil prices, and study and formulate jet fuel hedging operation strategies, so as to lower the risk associated with the fluctuation of jet fuel prices.

7.	Exchange Rate Fluctuation Risk

As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/gain, which will directly affect the Group’s profit for that period and result in greater impact on the Group’s operating results.

As at 31 December 2020, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

	Unit: RMB million
	Effect on net profit		Effect on other comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation

USD exchange rates	-266	266	—	—

In 2020, the Group expanded its financing channels by means of issuing super short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB financing, and proactively optimised the mix of currency denomination of the Group’s debts.

In the future, the Group will further reinforce its research and judgement on the foreign exchange market, expand the variety of its financing instruments such as RMB instruments and continuously improve the Group’s debts and currency structure in order to minimise the adverse impact arising from exchange rate fluctuations on the Group’s operations.

8.	Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 31 December 2020, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

	Unit: RMB million
	Effect on net profit		Effect on other comprehensive income
	Increase	Decrease	Increase	Decrease

Floating rate instruments	-94	94	8	-8

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will actively grasp the timing of issuance of super short-term debentures and corporate bonds to minimise RMB finance costs.

9.	Information Security Risk

The development of businesses in the Group’s operational process is closely related to the information network system, proposing new requirements to traditional management and work processes of the Group. If there is any design defect, operational failure or interruption in the network information system or inadequate training and education on legal compliance for internal staff, or if the system experiences external network attacks, the Group’s business and operations may be affected, and customer data may be leaked. The occurrence of any of the foregoing may have an adverse impact on the brand image of the Group. The continuous upgrade of information system will raise new challenges to the development of the Group.

The Group has continuously promoted the construction of information security projects, and established a sound information security-related technical protection and security management platform. The Group has strengthened information security management by deepening the strategic cooperation with external authoritative security agencies. In response to the implementation of the GDPR released by the European Union, the Group has appointed a “data protection officer”. The Group has strengthened customer privacy terms of online channels, assessed risks of third-party platforms and reinforced the passenger information protection firewall. In addition, the Group has initiated a special task for network protection to improve its network security protection capabilities.

10.	Development and Transformation Risk

During the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets, the Group may face risks associated with decision-making, laws, management and interference of competitors, which may affect the results of development strategies of the Group.

The Group has accelerated technological innovation and digital transformation, explored new development potentials for “Passenger-to-Freighter Conversion”, and innovated assets and optimised on-board catering management and control methods. China United Airlines, a subsidiary of the Company, has speeded up its mixed ownership reform. The adjustment of structure of existing businesses or assets has proposed new requirements to the Group’s overall operating management capability. There remain certain risks associated with the failure of achieving expected goals of transformation projects or business adjustments in the future.

The Group has made continuous improvements to the all-process monitoring and management system for external investments, and will enhance the research and substantiation of projects, strictly monitor various investment activities and refine the risk management mechanism through due diligence and asset valuation during the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets.

11.	Suppliers Risk

The air transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, aviation equipment, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If there is any abnormality in the operations of the Group’s major suppliers, major sales channel operators and major customers, or if there is any risk of business or supply interruption between these parties and the Group due to global trade relations, international geopolitical situation and other external factors, the Group’s business and operations may be adversely affected.

The Group has focused on suppliers who are closely related to the Group’s business and operations, and the corresponding management team is responsible for analysing the contractual performance of suppliers and conducting assessment on suppliers regularly. The Group has continuously paid close attention to the market changes associated with materials that are highly relevant to its business and operations, and the procurement department is responsible for collecting and analysing price fluctuations.

12.	Securities Market Fluctuations Risks

The Company’s share price is not only dependent on the Group’s current results and projection for future operations, but also on factors including laws and requirements of the place of listing, policy environment, macro-economy, flow of market capital and investor structure and sentiment, etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, and may also affect the implementation of capital operation projects of the Group.

The Group has continuously enhanced its corporate governance standards, earnestly fulfilled its obligations of information disclosure, constantly improved its operational management capability and strove for outstanding operating results. In the meantime, the Company has strengthened the communication between with capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and strove to avoid abnormal fluctuations in the Company’s share price.

13.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and the navigational or personnel restrictions imposed by the countries concerned arising from it, geopolitical instability around the globe and regional situation of the markets in which the Group’s main business operates may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger volume and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Group.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE GROUP

During the Year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR 2021

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including forward-looking statements of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2021 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

At present, the strike and impact of COVID-19 on the global economy are still uncertain. From the global perspective, according to the report of the International Monetary Fund (IMF) in January 2021, it is expected that with the promotion of vaccines, implementation of national pandemic prevention measures and policy support from government of various countries, the global economy will gradually recover from 2021 to 2022. However, the new round of outbreak in some countries and the spread of mutated forms of COVID-19 have also brought certain uncertainties to the economic recovery. In China, COVID-19 prevention and control has achieved positive results, and economic operations have returned to normal before the rest of the world, but there are still certain uncertainties in the outbreak of COVID-19 and the external environment.

From the industry perspective, according to the relevant forecast issued by the International Air Transport Association (IATA) in February 2021, the global civil aviation industry will still suffer a loss in 2021, and COVID-19 is still the largest uncertainty affecting the industry’s recovery and development.

COVID-19 will cause a significant impact on the global aviation industry and bring profound changes in market structure, structure of customer base, service mode, passengers’ consumption behaviours and the industry’s competitive landscape. Under the circumstance of normalising COVID-19 prevention and control, the Group will firmly promote the major tasks on COVID-19 prevention and control, safe operation, production operation, fine operation and reform development. In 2021, the Group will focus on the following tasks:

COVID-19 prevention and control

The Group will strictly implement the normalised COVID-19 prevention and control requirements of “guarding against imported cases and preventing a resurgence of domestic outbreak”, improve the accountability system for COVID-19 prevention and control, and form a complete process of COVID-19 prevention and control; improve various COVID-19 prevention and control plans and emergency response mechanisms, continuously strengthen management of key sites, and strengthen the supervision and inspection of COVID-19 prevention and control; establish and enhance the accountability system for violations of COVID-19 prevention and control management regulations, and continuously ensure the provision of COVID-19 prevention materials.

Safe operation

The Group will strengthen the construction of the safety management system, firmly promote the special rectification actions for safe production, and continuously improve the safety management capability of large fleet; strengthen the construction of the operation system, enhance the management and control of flight operations, and improve the capability and efficiency of crew resource allocation; strengthen the construction of the training system, enhance safety management trainings, and consolidate the foundation of safety management; strengthen the construction of the maintenance system, enhance the monitoring of route operation and maintenance, and improve the integrated maintenance management platform.

Marketing

The Group will pay close attention to the situation of COVID-19 and changes in market demand, and flexibly adjust transportation capacity deployment; focus on the core market, and facilitate the deployment and planning of wide-body aircraft; strengthen the hub strategy to achieve the optimisation of planning and coordinated development of the four major airport clusters of Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macao and Chengdu-Chongqing; maintain and explore group customers, accelerate product innovation, and launch various customised, personalised and universal products.

Fine management

The Group will continuously strengthen fine management, and integrate the concept of fineness into the whole process and all stages of corporate operation and management; identify risks in key business areas, focus on areas such as capital, contract performance, high-risk businesses, and strengthen risk management and control; firmly establish cost control awareness, improve the level of accurate accounting, and continuously promote a new batch of quality and efficiency-enhancement projects; deepen the integration of business systems, and enhance the integrated operational efficiency of systems such as flight, cabin, maintenance and ground service.

Reform and innovation

The Group will continue to aim at building a “world-class” airline and take the opportunity of the three-year action plan of promoting the reform of state-owned enterprises to further deepen corporate reform. The Group will steadily promote the demonstration reform of technological innovation of the CEA Research and Development Center, continue to increase investment in technological innovation and digital transformation, and adhere to the focus on research and development of applied technology, with building a “digital and intelligent” technological innovation platform as the goal to solve practical issues in business areas such as aviation security, operation, marketing, service, management and control. The Group will steadily advance the pilot work of China United Airlines’ mixed ownership reform; continue to deepen the reform of labour, personnel and remuneration system, establish and improve market-based assessment and appointment mechanism, comprehensively deepen market-based employment mechanism and enhance the market-based remuneration allocation mechanism to continuously promote categorised assessment.

Social responsibility

The Group will keep in mind the mission and responsibilities of central enterprises, always uphold the development vision of innovation, coordination, greenness, openness and sharing, actively fulfil its social responsibilities, and contribute “CEA power” to poverty alleviation and environmental protection. The Group will steadily promote the construction of a Happy CEA, offering passengers with sincere services, and make employees happy with pragmatic measures. In addition, the Group will actively consolidate the results of poverty alleviation, and assist Cangyuan and Shuangjiang counties in Yunnan to continuously promote rural revitalisation in a “high-quality, high-standard and sustainable” manner. The Group will further strengthen the construction of energy management and environmental management systems, use new equipment, new materials and new technologies to improve the level of energy conservation and environmental protection; implement pollution prevention and control policy requirements, continuously formulate various fuel-saving refined control measures and reduce comprehensive ground energy consumption to promote green low-carbon cycle development.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for 2021 to 2023

	Units
Model	2021		2022		2023
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement

B787 Series	5	—	—	—	—	—
A350 Series	4	—	8	—	—	—
A330 Series	—	—	—	—	—	—
A320 Series	27	6	34	5	—	4
B737 Series	—	3	—	4	46	12
ARJ Series	6	—	8	—	9	—
C919 Series	1	—	2	—	2	—

Total	43	9	52	9	57	16

Notes:

1.

The Group has temporarily grounded B737 MAX 8 model aircraft since March 2019. As at the date of this announcement, B737 MAX 8 is still grounded. The Group is currently negotiating with Boeing regarding the progress of resumption of operation of B737 MAX 8 and will continue to pay close attention to such matter. There is still great uncertainty regarding the time for the resumption of operation and delivery of B737 MAX 8;

2.	According to confirmed orders, the Group planned to introduce 9 aircraft and retire 21 aircraft in 2024;

3.

The Group and its suppliers have proactively negotiated and adjusted the progress for the introduction of aircraft under the influence of COVID-19. The planning for the introduction and retirement of aircraft will be subject to timely adjustment based on the changes in external environment and market conditions, and flight capacity allocation of the Group.

SHARES

As at 31 December 2020, the share structure of the Company is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)

I	A shares	11,202,731,426	68.39
	1. Listed shares with trading moratorium	1,394,245,744	8.51
	2. Listed shares without trading moratorium	9,808,485,682	59.88

II	H Shares	5,176,777,777	31.61
	1. Listed shares with trading moratorium	517,677,777	3.16
	2. Listed shares without trading moratorium	4,659,100,000	28.45

III	Total number of shares	16,379,509,203	100.00

Note:

As at 31 December 2020, the total number of A shares of the Company amounted to 11,202,731,426 shares, among which, listed shares with trading moratorium amounted to 1,394,245,744 shares (among which, 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”), Juneyao Airlines Co., Ltd (“Juneyao Airlines”), a non wholly-owned subsidiary of JuneYao Group, and Shanghai Jidaohang Enterprise Management Company Limited, a wholly-owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 9,808,485,682 shares. The total number of H shares of the Company amounted to 5,176,777,777 shares, among which, listed shares with trading moratorium amounted to 517,677,777 shares (which were held by Shanghai Juneyao Airline Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 16,379,509,203 shares.

SIGNIFICANT EVENTS

1.	Dividends

On 30 March 2021, the Board considered and approved the 2020 profit distribution proposal in the second regular meeting in 2021, and recommended the Company not to distribute profit for 2020.

The independent non-executive directors of the Company consider that the Company’s 2020 profit distribution proposal is in line with the objective situation of the Company, that the consideration procedures are legal and valid, and that the proposal is in line with the Company Law, the Securities Law, relevant laws and regulations of the CSRC and the Shanghai Stock Exchange and the relevant provisions of the articles of association of the Company. The proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2020 profit distribution proposal to the 2020 annual general meeting of the Company for consideration.

The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders of the Company at the 2020 annual general meeting of the Company.

2.	Purchase, Sale or Redemption of Securities

During the financial year of 2020, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities” has the meaning ascribed thereto under Section 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

3.	Material Litigation

As at 31 December 2020, the Group was not involved in any material litigation, arbitration or claim.

4.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices for the year ended 31 December 2020 met the requirements under the code provisions in the Corporate Governance Code (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the Company’s information disclosure management system, insider’s registration management system, external investment management regulations and derivative business risk management manual, and formulated the interim measures for compliance management, to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 31 December 2020, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company. Having made specific enquiries to all the directors of the Company, it is the Company’s understanding that the directors of the Company have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the year ended 31 December 2020 prepared in accordance with IFRSs.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

6.	Changes in Personnel

Appointment

Name	Date of Appointment	Reason for Change	Position

Cheng Guowei	15 January 2020	Appointed by the Board	Vice president
Liu Tiexiang	29 April 2020	Appointed by the Board	Vice president
Lin Wanli	29 April 2020	Appointed by the Board	Member of the Planning and Development Committee of the Board
Zhou Qimin	28 August 2020	Appointed by the Board	Chief financial officer
	18 January 2021	Appointed by the Board	Vice president
Zhou Huaxin	10 December 2020	Elected at the employee representative meeting	Employee representative supervisor

Name	Date of Appointment	Reason for Change	Position

Jiang Jiang	28 December 2020	Elected at the employee representative meeting	Employee representative director
	26 January 2021	Appointed by the Board	Member of the Aviation Safety and Environment Committee of the Board
Xi Sheng	18 January 2021	Appointed by the Board	Vice president
Dong Xuebo	26 January 2021	Appointed by the Board	Member of the Audit and Risk Management Committee of the Board
Cai Hongping	26 January 2021	Appointed by the Board	Member of the Planning and Development Committee of the Board
Guo Lijun	29 March 2021	Elected at the general meeting	Supervisor
		Appointed by the Supervisory Committee	Chairman of the Supervisory Committee

Cessation

Name	Date of Cessation	Reason for Change	Position resigned from

Wang Junjin	29 April 2020	Work arrangement	Member of the Planning and Development Committee of the Board
	29 April 2020	Work arrangement	Member of the Nomination and Remuneration Committee of the Board
	30 December 2020	Work arrangement	Director
Wu Yongliang	28 August 2020	Work arrangement	Vice president Chief financial officer
Gao Feng	10 December 2020	Work arrangement	Employee representative supervisor

Name	Date of Cessation	Reason for Change	Position resigned from

Yuan Jun	28 December 2020	Retirement	Employee representative director Member of the Aviation Safety and Environment Committee of the Board
Lin Wanli	28 December 2020	Work relocation	Independent non-executive director Member of the Audit and Risk Management Committee of the Board Member of the Planning and Development Committee of the Board Member of the Nomination and Remuneration Committee of the Board
Jiang Jiang	18 January 2021	Work relocation	Vice president
Xi Sheng	18 January 2021	Work relocation	Chairman of the Supervisory Committee Supervisor

Note:     Lin Wanli has served as an external director of CEA Holding since 28 December 2020.

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 January, 29 April, 28 August, 10 December, 28 December and 30 December 2020, and 18 January, 26 January and 29 March 2021.

7.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation

Li Yangmin	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	January 2018	December 2020

Cai Hongping	BYD Company Limited	Independent director	September 2020

Jiang Jiang	CEA Holding	Chairman of the labour union	November 2020

	China Eastern Airlines Wuhan Limited	Chairman	May 2019	February 2021

Fang Zhaoya	China Eastern Airlines Technology Application Research Center Co., Limited	Director	December 2020

Zhou Huaxin	CEA Holding	Head of group work department	September 2020

	Shanghai Airlines Co., Limited	Supervisor	September 2020

	China Eastern Airlines Yunnan Co., Limited	Supervisor	October 2020

	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	December 2020

Xi Sheng	CEA Holding	General manager of audit department	December 2018	May 2020

	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2020

	Eastern Aviation Import & Export Co., Ltd.	Chairman	April 2020

Zhou Qimin	CEA Holding	Member of party committee, chief accountant	July 2020

	China Eastern Airlines Yunnan Co., Limited	Chairman	September 2020

	Sichuan Airlines Corporation Limited	Vice chairman	September 2020

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation

	Eastern Air Overseas (Hong Kong) Co., Ltd.	Chairman	October 2020

	Eastern Air Group Finance Co., Ltd.	Chairman	November 2020

	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	December 2020

Feng Dehua	Eastern Logistics	Chairman	February 2020

	China United Airlines	Executive director	August 2019	February 2020

Cheng Guowei	CEA Holding	Safety director	February 2020

	China Eastern Airlines Technology Co., Limited	Executive director, secretary of the party committee	March 2020

	Shanghai Technologies Aerospace Co., Ltd.	Chairman of the board of directors	January 2020

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Chairman	March 2020

Liu Tiexiang	CEA Holding	Vice president, member of the party committee	March 2020

	Shanghai Airlines Co., Limited	Chairman	June 2020

	China Eastern Airlines Technology Application Research Center Co., Limited	Chairman	December 2020

Wang Junjin	Anhui Taolu New Materials Research Institute Co., Ltd.	Chairman, general manager	December 2020

Yuan Jun	CEA Holding	Chairman of the labour union	May 2018	May 2020

	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	July 2018	December 2020

Gao Feng	China Eastern Airlines Yunnan Co., Limited	Supervisor	July 2018	October 2020

	Shanghai Airlines Co., Limited	Supervisor	January 2019	September 2020

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation

Wu Yongliang	CEA Holding	Vice president, member of the party committee	November 2017	July 2020

		Chief accountant	June 2018	July 2020

	Eastern Air Overseas (Hong Kong) Co., Ltd.	Chairman	June 2011	October 2020

	Shanghai Airlines Co., Limited	Executive director	January 2018	June 2020

	China Eastern Airlines Yunnan Co., Limited	Chairman	April 2018	September 2020

	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	June 2018	December 2020

	Sichuan Airlines Corporation Limited	Vice chairman	August 2019	September 2020

8.	2020 Annual General Meeting

The notice convening the 2020 annual general meeting, containing details of the date, time and location of the 2020 annual general meeting as well as the period and procedures of the closure of register of members, will be published and dispatched to shareholders of the Company in due course.

9.	Miscellaneous

The Company wishes to highlight the following information:

1.

On 28 August 2020, at the 2020 fourth regular meeting of the Board, the Board considered and approved the resolution regarding the daily connected transactions in relation to the catering, aircraft on-board supplies support and related services, agreed to the business plan that the Company shall engage China Eastern Air Catering Investment Co., Ltd. (“Eastern Air Catering”) for the centralised procurement of the catering, aircraft on- board supplies support and related services, agreed that the Company and Eastern Air Catering shall enter into the relevant framework agreement and carry out the transactions thereunder, and agreed to the caps of the daily connected transaction amount of catering and aircraft on-board supplies support between the Company and Eastern Air Catering from each year of 2021 to 2023. Such resolution has been considered and approved at the 2020 first extraordinary general meeting of the Company. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 28 August, 29 October and 18 November 2020.

2.

On 29 September 2020, at the fourth ordinary meeting of the ninth session of the Board, the Board considered and approved the resolution regarding the exclusive operation agreement of passenger aircraft cargo business of the Company and the transactions thereunder, agreed that the “passenger aircraft bellyhold space contractual operation proposal” between the Company and China Cargo Airlines Co., Limited (“China Cargo Airlines”) shall be adjusted to the “passenger aircraft cargo business exclusive operation proposal”, agreed that the Company and China Cargo Airlines shall enter into the relevant passenger aircraft cargo business exclusive operation agreement and carry out the transactions thereunder, and agreed to the caps of the daily connected transaction amount of passenger aircraft cargo business exclusive transportation services between the Company and China Cargo Airlines from each year of 2020 to 2022. Such resolution has been considered and approved at the 2020 first extraordinary general meeting of the Company. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 29 September, 29 October and 18 November 2020.

3.

On 2 February 2021, at the ninth ordinary meeting of the ninth session of the Board, the Board considered and approved the relevant resolution regarding the non-public issuance of A shares, pursuant to which, the Company shall non-publicly issue A shares to CEA Holding, its controlling shareholder, with amount of proceeds not exceeding RMB10.828 billion. Such resolution has been considered and approved at the 2021 first extraordinary general meeting of the Company. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 2 February, 23 February and 29 March 2021.

4.

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2020, are set out as follows:

Unit: RMB thousand

Transaction item	Actual amount incurred in 2020	Annual caps for connected transactions in 2020

Financial services
— maximum balance of deposit	7,250,257	12,000,000
— maximum balance of loans (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	4,000,000	12,000,000
Catering related services
— receiving services	811,812	2,000,000
— providing services	15,406	80,000
Complementary services
— total amount payable	438,964	1,380,000
— total value of right-of-use assetsNote [1]	142,559	1,927,000
Import and export services	131,862	730,000

Transaction item	Actual amount incurred in 2020	Annual caps for connected transactions in 2020

Properties leasing and construction and management agency services
— total amount payable	147,112	280,000
— total value of right-of-use assetsNote [2]	106,344	541,000
Advertising agency by mandate services	25,832	70,000
Aircraft finance lease services
— total rent and arrangement feeNote [3]	5,531,711	USD3,486 million or equivalent RMB
— total value of right-of-use assetsNote [4]	4,911,499	13,802,000
Aircraft operating lease services
— annual rentNote [5]	391,873	581,000
— total rentNote [6]	—	2,450,000
— total value of right-of-use assetsNote [7]	—	2,187,000
Freight logistics support services (the Group provides services to Eastern Logistics)	184,647	300,000
Cargo terminal business support services (Eastern Logistics provides services to the Group)	286,200	550,000
Passenger aircraft cargo business exclusive operation services	4,894,890	4,900,000
Air France-KLM aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)
— amount received	104,788	1,260,000
— amount paid	221,068	780,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	551,766	1,360,000

Note 1:	Actual amount incurred in 2020 for complementary services represents the total value of right-of-use assets for vehicle and equipment leasing under complementary services at the end of 2020;

Note 2:	Actual amount incurred in 2020 for properties leasing and construction and management agency services represents the total value of right-of-use assets for properties leasing under properties leasing and construction and management agency services at the end of 2020;

Note 3:	Actual amount incurred in 2020 for aircraft finance lease services represents the total rent (principal and interest) plus service charge for the new finance lease aircraft in 2020;

Note 4:	Actual amount incurred in 2020 for aircraft finance lease services represents the total value of right-of-use assets for the new finance lease aircraft in 2020;

Note 5:	Actual amount incurred in 2020 for aircraft operating lease services represents the total rent paid in 2020 for the operating lease aircraft and engines;

Note 6:	Actual amount incurred in 2020 for aircraft operating lease services represents the total rent of all lease terms for the new operating lease aircraft and engines in 2020;

Note 7:	Actual amount incurred in 2020 for aircraft operating lease services represents the total value of right-of-use assets for the new operating lease aircraft and engines in 2020.

10.	Publication of 2020 Annual Results Announcement

The 2020 Annual Results Announcement of the Company is published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company’s website (http://www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

30 March 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).